

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Jon Winkelried
Chief Executive Officer
TPG Partners, LLC
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re: TPG Partners, LLC**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 30, 2021**
> **CIK No. 0001880661**

Dear Mr. Winkelried:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted November 30, 2021

Risk Factors
Changes in China's governmental policies could have an adverse effect, page 46

1.   We note your response to our prior comment 2 and we reissue that comment in part. We note your disclosure that some funds have investments in companies with significant Chinese operations. Please clarify, to the extent practicable, the industries in China your funds have investments in and state any material risks associated with each particular industry, as applicable.

2.   We note your disclosure in the second paragraph that certain of your portfolio companies

in China implement variable interest entity ("VIE") structures. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies and clarify that your funds may not directly hold equity interests in the Chinese operating company. Your disclosure should also acknowledge that Chinese regulatory authorities could disallow this structure, which could result in a decline in value of a portfolio security investment.

Regulation under the Investment Company Act, page 215

3. With respect to each TPG entity that is described as a majority-owned subsidiary in your November 5, 2021 Response to Comment #15 for purposes of the investment company status analysis therein, please confirm that the ownership of such entities is comprised of at least 50 percent of the outstanding voting securities of such entities in line with Section 2(a)(42) of the Investment Company Act.

4. With respect to the percentages provided representative of "investment securities" for purposes of the 40% Test in your November 5, 2021 Response to Comment #15 (*e.g.*, 14%, 2%, and 29% with respect to each Operating Partnership's total assets), please provide further detail on the items included in the numerator and denominator in each calculation as well as those items excluded from the numerator and denominator in order to arrive at those figures.

5. Please explain what percentage level of ownership each General Partner holds or intends to hold in each applicable TPG Fund.

6. Please explain: (1) in greater detail why the special limited partner interests discussed in footnote 6 of your November 5, 2021 Response to Comment #15 held by a special purpose vehicle indirectly controlled by an Operating Partnership are distinguishable from ordinary limited partnership interests in a TPG Fund; and (2) the overall percentage of investment securities held by each entity that would result if such special limited partner interests were to be treated as investment securities.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance